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As filed with the Securities and Exchange Commission on December 17, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REGISTRATION STATEMENT
on
SCHEDULE B
under
THE SECURITIES ACT OF 1933
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Landwirtschaftliche Rentenbank
(Name of Registrant)
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Federal Republic of Germany
(Co-Signatory)
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GERMAN AMERICAN CHAMBER OF COMMERCE INC.
12 East 49th Street, 24th Floor - Sky Lobby
New York, NY 10017
(Name and Address of Agent for Service of Process in the United States)
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It is requested that copies of all notices and communications from the Securities and Exchange Commission be sent to:

DAVID F. MORRISON, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	RICHARD M. KOSNIK, ESQ. SINA R. HEKMAT, ESQ. Jones Day 222 East 41st Street New York, NY 10017 +1 (212) 326 3939

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Approximate date of commencement of proposed sale to public:

From time to time after the effective date of this Registration Statement, as determined in light of market conditions

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     The Debt Securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum(2) Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Debt Securities of Rentenbank	$4,000,000,000		$4,000,000,000	$306,903
(1)	Or an equivalent amount in any other currency or currencies or in composite currencies or as determined by reference to an index, or if the debt securities are to be offered at a discount, the appropriate proceeds to the issuer.
(2)	The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with, and at the time of, the issuance by the Registrant of the securities registered hereunder.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(4)	An aggregate of $163,897 of the amount of the registration fee was previously paid in connection with the previous registration of $1,392,500,000 of unissued securities by the Registrant pursuant to Registration Statement No. 333-106968 filed on July 11, 2003, as amended, which unsold securities are hereby deregistered. Accordingly, pursuant to Rule 457(p) under the Securities Act, $163,897 is being offset against the total registration fee due for this registration statement.

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     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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PROSPECTUS (SUBJECT TO COMPLETION, ISSUED DECEMBER 17, 2004)

Landwirtschaftliche Rentenbank

DEBT SECURITIES

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     Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under the public law of the Federal Republic of Germany, from time to time may offer up to U.S.$4,000,000,000 (or its equivalent in other currencies or composite currencies or in amounts determined by reference to an index) aggregate principal amount of its debt securities consisting of bonds, notes and/or other evidences of indebtedness (“Securities”). These Securities will be unconditional obligations of Rentenbank.

     Under our governing law, the Securities will be effectively backed by the full faith and credit of the Federal Republic. See “Responsibility of the Federal Republic for Rentenbank”.

     For each offer and sale of Securities under this prospectus, we will provide a prospectus supplement with the specific terms of each issue.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus is                , 2004

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the Securities described in this prospectus in one or more offerings up to the total dollar amount registered with the SEC (or the equivalent in other currencies). This prospectus provides you with a general description of the Securities we may offer. Each time we sell Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” before you invest.
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WHERE YOU CAN FIND MORE INFORMATION

Rentenbank files an Annual Report on Form 18-K with the SEC. This report includes financial, statistical and other information concerning Rentenbank and the Federal Republic of Germany. You can inspect and copy this annual report at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of this report at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. All filings are also available online through the SEC’s EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website, www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC until we sell all of the securities.

Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2003;

Amendment No. 1 to Annual Report on Form 18-K/A of Landwirtschaftliche Rentenbank for the year ended December 31, 2003, filed on August 20, 2004;

Amendment No. 2 to Annual Report on Form 18-K/A of Landwirtschaftliche Rentenbank for the year ended December 31, 2003, filed on October 6, 2004; and

Amendment No. 3 to Annual Report on Form 18-K/A of Landwirtschaftliche Rentenbank for the year ended December 31, 2003, filed on December 17, 2004.

You may request a copy of these filings at no cost by writing Landwirtschaftliche Rentenbank, Hochstrasse 2, 60313 Frankfurt am Main, Germany.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.
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USE OF PROCEEDS
As may be more specifically described in the relevant prospectus supplement, the net proceeds from the sale of the Securities will be used to finance our lending activities as described in this prospectus, including the refinancing of existing liabilities.
LANDWIRTSCHAFTLICHE RENTENBANK
Overview
Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches.

Our activities and governance structure are regulated by our governing law. Under this governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;

the sale and warehousing of agriculture and food products;

agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of ecological farming and the protection of animals within the agriculture industry;

the improvement of infrastructure in rural areas; and

agriculture related consumer protection.

We extend credit to German and other European Union public and private sector banks which are active in the financing of agriculture, forestry, horticulture and fishing, both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructures projects as well as German states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2003, Rentenbank had total consolidated assets of approximately €66.9 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis.

Our headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government
     Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercised supervision of Rentenbank until May 5, 2004 through a commissioner specifically charged with protecting the public interest and with ensuring that our business operations comply with our governing law and related federal laws. After May 5, 2004, such responsibility passed to the Federal Ministry of Consumer Protection, Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. Moreover, we may only be liquidated pursuant to legislative action by the federal parliament.

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Anstaltslast. Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

safeguard the economic basis of Rentenbank;

keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Moreover, under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the German parliament.

Understandings with the European Commission. On July 17, 2001, representatives of the Federal Republic and the Commission of the European Union reached an understanding on transitional rules with respect to state guarantees for public sector universal banks (Landesbanken) and public sector savings banks (Sparkassen). Explicit statutory guarantees from a state government or the Federal Republic (Anstaltslast and Gewährträgerhaftung) will be abolished after a four year transitional period lasting until July 18, 2005 and replaced by a “normal commercial relationship” between the owners (whether it be a state government or the Federal Republic) and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001 are covered by Anstaltslast or Gewährträgerhaftung, as applicable, until they mature. During the transitional period through July 18, 2005, the systems of Anstaltslast and Gewährträgerhaftung may be maintained in their present form. After this transitional period, any liability that still exists and was created after July 18, 2001 will continue to be covered by Anstaltslast or Gewährträgerhaftung, as applicable, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank.

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions immanent to Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must be either discontinued by the special credit institutions or hived off to legally independent subsidiaries without state support.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understandings. With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Supervision by the Federal Government. Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our management board with supervision by our advisory board, the Federal Republic exercises supervision through the Federal Ministry of Consumer Protection, Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance. Until May 5, 2004, Rentenbank was subject to the supervision of the Federal Republic of Germany which supervision was exercised through a commissioner and a deputy commissioner who were appointed by the Federal Government.
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     The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and record and participate in all advisory board meetings and general meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

     We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) under the German Banking Act (Gesetz über das Kreditwesen).

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DESCRIPTION OF THE SECURITIES
The following briefly summarizes the terms and conditions of the Securities to be offered by Rentenbank in distinct series from time to time, and the Fiscal Agency Agreement in respect of the Securities. Copies of the form of the Securities and the form of the Fiscal Agency Agreement are filed as exhibits to the Registration Statement of which this prospectus is a part. This summary is not complete and is qualified in its entirety by reference to such exhibits. Terms that are used in this prospectus and that are defined in the Fiscal Agency Agreement have the respective meanings given to them in the Fiscal Agency Agreement, unless they are otherwise defined in this prospectus.

General
Rentenbank may issue Securities in distinct series from time to time. This section summarizes the terms of the Securities that are common to all series of Securities. The financial and other specific terms of your series are described in the applicable prospectus supplement, which is attached to or accompanies this prospectus. If the terms described in the prospectus supplement applicable to your Securities differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

The prospectus supplement that relates to your Securities will specify the following terms:

the title of the Securities;

the price or prices at which Rentenbank will issue the Securities;

the aggregate principal amount, and any limitation of that amount, of the Securities;

the currency in which the Securities will be denominated and the denominations in which Rentenbank may issue the Securities;

the maturity date of the Securities, on which Rentenbank must repay principal;

the currency or currencies and in which Rentenbank may pay principal and interest;

the interest rate, if any, which the Securities will bear and, if variable, the method by which the interest rate will be determined;

the date from which interest will accrue, and the dates on which Rentenbank must pay interest, and the record dates for payment of interest;

whether any amount payable on the Securities will be determined based on an index, price or formula, and how any such amount will be determined;

where and how Rentenbank will pay principal and interest;

whether and in what circumstances the Securities may be redeemed before maturity;

whether the Securities may be issued in fully registered form, in bearer form with interest coupons, or both, and any restrictions on the exchange of one form for the other;

in the case of bearer Securities, any applicable United States tax restrictions;

whether any part or all of the Securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated (physical) Securities; and

any other terms of the Securities.

If applicable, the prospectus supplement that relates to your Securities will describe whether and in what circumstances they will be exchangeable for other Securities. The prospectus supplement that relates to your Securities will also describe any special United States federal income tax or other considerations applicable to your Securities.
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Rentenbank has appointed Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) as fiscal agent (the “Fiscal Agent”) in connection with each series of Securities. The duties of the Fiscal Agent are governed by a fiscal agency agreement dated October 16, 2001 between Rentenbank and Bankers Trust Company (the “Fiscal Agency Agreement”). The Fiscal Agent for any series will be the same as the Fiscal Agent for any other series. Rentenbank may replace the Fiscal Agent, which is Rentenbank’s agent. The Fiscal Agent is not a trustee for the holders of Securities, nor does it have a trustee’s responsibilities or duties to act for them. So long as no conflict of interest arises, the Fiscal Agent may engage or be interested in any financial or other transaction with Rentenbank.

Rank of Securities
The Securities, when issued, will not be secured by any of Rentenbank’s property or assets and will not be subordinated to any of Rentenbank’s other general obligations. The Securities therefore will rank equally with each other and with all of Rentenbank’s other unsecured and unsubordinated indebtedness, subject to certain exceptions mandated under German law.

Additional Amounts
All payments of, or in respect of, principal of, and interest on, the Securities by Rentenbank or any substitute obligor (as defined under “— Substitution of Rentenbank” below) permitted by the terms of the Securities will be made without deduction or withholding for or on account of any present or future taxes, assessments, duties or other governmental charges imposed or levied by or on behalf of the Federal Republic or any political subdivision thereof or any authority or agency therein or thereof having power to tax (including any such amounts deducted or withheld under any law or directive of the European Union that has the effect of law in the Federal Republic) (“German tax”), unless the withholding or deduction of the German tax is required by law. In that event, Rentenbank or the substitute obligor shall pay such additional amounts (“Additional Amounts”) as may be necessary in order that the net amounts receivable by the holder of the Securities after such withholding or deduction shall equal the respective amounts which would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts shall be payable with respect to any Securities:

to, or to a third party on behalf of, a holder or beneficial owner of Securities who is liable for such German tax in respect of the Securities by reason of his having some connection with the Federal Republic other than merely holding the Securities or receiving principal, interest or other amounts in respect of the Securities;

where any such German tax is imposed or levied otherwise than by deduction or withholding from any payment of principal or interest;

where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to Council Directive 2003/48/EC or any other directive on the taxation of savings implementing the conclusions of the Council of the European Union (Ecofin) meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive or law; or

which are presented (where presentation is required) for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Securities to another Paying Agent in a Member State of the European Union.

If Rentenbank or a substitute obligor becomes subject generally at any time to any taxing jurisdiction other than or in addition to the jurisdiction of the Federal Republic, the requirement to pay Additional Amounts shall also apply with reference to such other jurisdiction(s). For the avoidance of ambiguity, in such circumstances, the reference to German tax above will be treated as including any taxes, assessments, duties or other governmental charges imposed or levied by or on behalf of such other taxing jurisdiction or any political subdivision thereof or any authority or agency therein or thereof having the power to tax.

Redemption for Tax Reasons
If Rentenbank or any substitute obligor must pay you additional amounts because of tax law changes effective after the date of the prospectus supplement for your series of Securities in the case of Rentenbank or after the date the substitute obligor became such in the case of a substitute obligor, Rentenbank or the substitute obligor may redeem all of the outstanding Securities in your series. If Rentenbank or the substitute obligor decides to redeem your Securities, it will give you at least 30 days’ notice, and will pay you the principal amount of your Securities plus any accrued interest. Rentenbank or the substitute obligor cannot notify you that
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it will redeem your Securities until 90 days before the earliest date on which it must pay additional amounts if it made payment on your Securities on that date.

Redemption at Holder’s Option
Except as otherwise specified in the prospectus supplement relating to a particular series of Securities, if as a result of a change in the ownership of our capital stock, a change in the laws of the Federal Republic, a change in the official interpretation of those laws, or any action taken by the Federal Republic, its legislative bodies, political subdivisions or courts, our obligations under the Securities are no longer fully backed by the credit of the Federal Republic under the public law principle of institutional liability (Anstaltslast) or by any replacement instrument, the Securities may be redeemed at the option of the holders. Under the terms of the Securities, these events are referred to as “Redemption Events”. After a Redemption Event occurs, Rentenbank will give notice to the Fiscal Agent, who will send each holder a notice of their right to redeem. Holders of the Securities will have 60 days from the time they receive this notice from the Fiscal Agent to return the notice and the certificates representing the Securities to be redeemed. After this 60-day period, holders will not have the option to redeem the Securities unless a new Redemption Event occurs. The redemption price will equal 100% of the principal amount plus any accrued interest.

Events of Default
     The holder of any Security may, by written notice to Rentenbank and the Fiscal Agent, to be addressed to the specified office of the Fiscal Agent, declare such Security due and payable immediately if:

Rentenbank fails to pay any amount of principal of (and premium, if any) or interest on the Securities of such series within 30 days of the due date for payment thereof; or

Rentenbank defaults in the performance or observance of any of its other obligations under or in respect of the Securities of such series (except in any case where such default is incapable of remedy when no such continuation or notice, as is hereinafter mentioned, will be required) and such default remains unremedied for 90 days after written notice requiring such default to be remedied has been delivered to Rentenbank, as the case may be, by hand or by registered mail at the specified office of the Fiscal Agent by such holder; or

Rentenbank stops or suspends payment of its debts generally, or announces its inability to meet its financial obligations; or

A court opens bankruptcy or other insolvency proceedings against Rentenbank, such proceedings are instituted and have not been discharged or stayed within 60 days, or Rentenbank applies for or institutes such proceedings or takes any action for a readjustment or deferment of its obligations generally or makes a general assignment or composition with or for the benefit of its creditors or declares a moratorium in respect of its indebtedness; or

Rentenbank goes into liquidation or is dissolved according to its governing law, unless this is done in connection with a merger, consolidation or other form of combination with or into any other company or entity not involving or arising out of insolvency and such other or new company or entity assumes all of the obligations of Rentenbank under the Securities of such series.

Because each series of Securities shall be independent of each other series, a default with respect to one series of Securities will not, in itself, constitute a default with respect to, or permit the acceleration of maturity of, Securities of a different series, except in the case of the events of default described in the last three bullet points above.
Amendments Rentenbank and the Fiscal Agent may, without the vote or consent of any holder of Securities, amend the Fiscal Agency Agreement or the Securities of any series in order to:

add to the covenants of Rentenbank for the benefit of the holders of Securities;

surrender any right or power conferred upon Rentenbank;

secure the Securities;
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cure any ambiguity or cure, correct or supplement any defective provision of the Fiscal Agency Agreement or the Securities; or

amend the Fiscal Agency Agreement or the Securities of such series in any manner which Rentenbank and the Fiscal Agent may determine and which is not inconsistent in any material respect with such Securities and which does not adversely affect in any material respect the interest of any holder of such Securities.

Rentenbank and the Fiscal Agent may also, with the written consent of the holders of a majority of the principal amount of the Securities of any series, modify any of the other terms or provisions of the Securities of that series or, insofar as relates to that series, the Fiscal Agency Agreement. However, each and every holder of the Securities of a series must consent to any amendment or provision of the Securities of that series or the Fiscal Agency Agreement that would:

change the due date for the payment of the principal of (or premium, if any) or any installment of interest on any Security of that series;

reduce the principal amount of any Security of that series, the portion of such principal amount which is payable upon acceleration of the maturity of such Security, the interest rate thereon or the premium payable upon redemption thereof;

change the coin or currency in which or the required places at which payment with respect to interest, premium or principal in respect of the Securities of that series is payable;

shorten the period during which Rentenbank is not permitted to redeem the Securities of that series, or permit Rentenbank to redeem the Securities of such series if, prior to such action, Rentenbank is not permitted to do so;

reduce the proportion of the principal amount of the Securities of that series the vote or consent of the holders of which is necessary to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of those Securities or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided thereby to be made, taken or given; or

change the obligation of Rentenbank to pay additional amounts.

Substitution of Rentenbank
     Rentenbank may at any time substitute for itself any other company as principal debtor in respect of the Securities of any series so long as the successor obligor, which we refer to as a substitute obligor, is a company 100% of which is owned, directly or indirectly, by Rentenbank. Any such substitution will not require the consent of holders of the Securities of that series, but Rentenbank will be required to guarantee the obligations of the substitute obligor under those Securities. No substitution may occur unless the substitute obligor is in a position to fulfill all payment obligations under such Securities without being required to withhold tax at source.

A substitution of another company as principal debtor in respect of the Securities of any series is likely to result in the recognition of gain or loss for United States federal income tax purposes by the holders of the Securities of that series and possibly other adverse tax consequences to those holders. Holders should consult their own tax advisors regarding the tax consequences of such a substitution.

Further Issues of Securities of Same Series
     Rentenbank may from time to time without the consent of the holders of the Securities issue further Securities having identical terms and conditions so that such further Securities shall form a single series with an outstanding series of Securities.

Rentenbank may offer additional Securities which could be deemed to have original issue discount (“OID”) for United States federal income tax purposes as part of such further issue. Purchasers of Securities of the applicable series after the date of the further issue will not be able to differentiate between Securities sold as part of the further issue and previously issued Securities of that series. Under such circumstances, purchasers of Securities of that series after the further issue may be required to accrue OID (or greater amounts of OID than they would otherwise have accrued) with respect to their Securities. This may affect the price of the previously
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outstanding Securities of the applicable series. Purchasers are advised to consult their own advisors regarding the implications of any future decision by Rentenbank to undertake a further issue of Securities with OID.

Jurisdiction
     Rentenbank will accept the jurisdiction of any state or federal court in the City of New York, in respect of any action arising out of or based on the Securities that may be maintained by any holder of those Securities. Rentenbank will appoint Corporation Service Company in the City of New York as its authorized agent upon which process in any such action may be served. Rentenbank will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the Securities brought in any state or federal court in the City of New York.

     Rentenbank is also subject to suit in competent courts in the Federal Republic to the extent permitted by German law.

Governing Law
     The Fiscal Agency Agreement and the Securities will be governed by, and interpreted in accordance with, the internal laws of the State of New York, except that all matters governing Rentenbank’s authorization of issuance of any Securities shall be governed by the laws of the Federal Republic.

RESPONSIBILITY OF THE FEDERAL REPUBLIC FOR RENTENBANK

     Our obligations are effectively backed by the full faith and credit of the Federal Republic. Under the German administrative law principle of Anstaltslast, or institutional liability, the Federal Republic is responsible for ensuring that we can meet our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a Substitute Obligor be substituted for Rentenbank, when they are due. Under the Anstaltslast principle, the Federal Republic, as the government body establishing an entity with legal capacity such as Rentenbank, has an institutional liability to Rentenbank requiring the Federal Republic to safeguard Rentenbank’s economic basis and to keep it in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to perform its obligations when due. Anstaltslast is not a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under it. However, the Federal Republic is required on its own authority to take steps to enable us to perform our obligations when due. Moreover, under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including Security holders. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the federal parliament.

DEBT RECORD

     Neither Rentenbank nor the Federal Republic has ever defaulted on the payment of, or premium or interest on, any security issued by it.

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GERMAN TAXATION

     The following is a general discussion of certain German tax consequences of the acquisition and ownership of Securities offered by Rentenbank. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the Securities. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. This summary is based on the laws of Germany currently in force and as applied on the date of this prospectus, which are subject to change, possibly with retroactive or retrospective effect.

     Prospective purchasers of Securities are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of notes, including the effect of any state or local taxes, under the tax laws in Germany and each country of which they are residents or nationals.

Tax Residents
     Payments of interest on the Securities, including interest having accrued up to the sale of the Securities and credited separately (‘‘Accrued Interest’’) to persons who are tax residents of Germany (i.e., persons whose residence, habitual abode, statutory seat, or place of effective management and control is located in Germany) are subject to German personal or corporate income tax (plus solidarity surcharge (Solidaritätszuschlag) at a rate of 5.5% thereon). Such interest is also subject to trade tax if the Securities form part of the property of a German trade or business. Accrued Interest paid upon the acquisition of the Securities may give rise to deductible expenses if the Securities are held as non-business assets.

     Upon maturity of the Securities the initial subscriber to the Securities derives, in addition to, or, as in the case of zero coupon securities, instead of the current interest on the Securities, taxable investment income in an amount equal to the difference between the issue price of the Securities and the redemption amount (‘‘Original Issue Discount’’), in the case of Securities held as non-business assets, however, only if the Original Issue Discount exceeds certain thresholds. Provided that the Securities can be classified as a financial innovation (Finanzinnovation) under German tax law (including zero coupon securities, floating rate securities or discounted securities), and are purchased or disposed of while outstanding, or redeemed at maturity, the Original Issue Discount (provided the holder of the security gives proof of the applicable yield to maturity) to the extent attributable to the period over which the holder has held the securities minus interest, including Accrued Interest, already taken into account or, alternatively, the difference between the proceeds from the disposition assignment or redemption and the purchase price is subject to personal or corporate income tax in the year of the disposition assignment or maturity of the Securities. If, however the Securities form part of the property of a German trade or business, in each year the part of the Original Issue Discount attributable to such year as well as interest accrued must be taken into account proportionately as interest income and may also be subject to trade tax. Where the Securities are expressed in a currency other than the Euro, the difference referred to in the sentence before the immediately preceding sentence is first computed as the difference between the foreign currency denominated proceeds and the foreign-currency denominated price and then translated into Euros.

     Capital gains from the disposition of the Securities, other than income from Original Issue Discount exceeding certain thresholds, as defined above, are only taxable to a German tax-resident individual if the Securities are disposed of within one year after their acquisition or form part of the property of a German trade or business, in which case the capital gains may also be subject to trade tax. Capital gains derived by German-resident corporate holders of Securities will be subject to corporate income tax (plus solidarity surcharge at a rate of 5.5% thereon) and trade tax.

     If the Securities are held in a custodial account that the Security holder maintains with a German branch of a financial or financial services institution (the ‘‘Disbursing Agent’’) a 30% withholding tax on interest payments (Zinsabschlag), plus 5.5% solidarity surcharge on such tax, will be levied, resulting in a total tax charge of 31.65% of the gross interest payment. Withholding tax is also imposed on Accrued Interest. If the Securities qualify as financial innovations, as explained above, and are kept in a custodial account, which the security holder maintains with a Disbursing Agent such Agent will generally withhold tax at a rate of 30% (plus solidarity surcharge at a rate of 5.5% thereon) from interest payments, Accrued Interest as well as from the positive difference between the redemption amount or proceeds from the disposition or assignment and the issue or purchase price of the Securities if the Securities have been kept in a custodial account with such Agent since the time of issuance or acquisition, respectively, and will first compute such difference, where the Securities are expressed in a currency other than the Euro, as the difference between the foreign-currency denominated proceeds and the foreign-currency denominated price and will then translate such difference into Euros. If the Securities have not been kept in the custodial account since their issuance or acquisition the 30% withholding tax is applied to 30% of the amounts paid in partial or final redemption of the Securities or the proceeds from the disposition or assignment of the Securities, respectively.

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     In computing the tax to be withheld the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest paid by the holder of the Securities to the Disbursing Agent during the same calendar year. In general, no withholding tax will be levied if the holder of the Securities is an individual (i) whose Securities do not form part of the property of a German trade or business nor gives rise to income from the letting and leasing of property, and (ii) who filed a withholding exemption certificate (Freistellungsauftrag) with the Disbursing Agent but only to the extent the interest income derived from the Securities together with other investment income does not exceed the maximum exemption amount shown on the withholding certificate. Similarly, no withholding tax will be deducted if the holder of the Securities has submitted to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the relevant local tax office.

     If the Securities are not kept in a custodial account with a Disbursing Agent the withholding tax will apply at a rate of 35% of the gross amount of interest paid by a Disbursing Agent upon presentation of a coupon (whether or not presented with the Securities to which it appertains) to a holder of such coupon (other than a non-German financial or financial services institution). In this case proceeds from the disposition or redemption of a coupon, and if the Securities qualify as financial innovations 30% of the proceeds from the disposition, assignment or redemption of the Securities, will also be subject to withholding tax at a rate of 35%. Where the 35% withholding tax applies no Accrued Interest paid can be taken into account in determining the withholding tax base. Again solidarity surcharge at a rate of 5.5% of the withholding tax applies so that the total tax burden to be withheld is 36.925%.

     Withholding tax and solidarity surcharge thereon are credited as prepayments against the German personal or corporate income tax and the solidarity surcharge liability of the German resident. Amounts overwithheld will entitle the security holder to a refund, based on an assessment to tax.

Nonresidents
     Interest, including Accrued Interest and Original Issue Discount, and capital gains derived by persons who are not tax residents of Germany are not subject to German taxation, unless (i) the Securities form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in Germany by the security holder or (ii) the interest income otherwise constitutes income taxable in Germany (such as income from the letting and leasing of certain German-situs property). In the latter case a tax regime similar to that explained above under the heading ‘‘— Tax Residents’’ applies; capital gains from the disposition of Securities are, however, only taxable in the case of (i).

     Nonresidents of Germany are, in general, exempt from German withholding tax on interest and solidarity surcharge thereon. However, where the interest is subject to German taxation as set forth in the preceding paragraph and the Securities are held in a custodial account with a Disbursing Agent, withholding tax is levied as explained above under the heading ‘‘— Tax Residents’’.

Inheritance and Gift Tax
     No inheritance or gift taxes with respect to any of the Securities will arise under the laws of Germany, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or, in the case of gift tax, neither the donor nor the donee, is a resident of Germany and such Securities are not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in Germany. Exceptions from this rule apply to certain German expatriates.

Other Taxes
     No stamp, issue, registration or similar taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Securities. Currently, net assets tax is not levied in Germany.

Tax Reform Proposals
     On December 30, 2003, the German Federal Government adopted the Tax Amnesty Declaration Act (Gesetz über die strafbefreiende Erklärung) effective as of January 1, 2004, providing, inter alia, tax amnesty for non-complying taxpayers. Depending on a taxpayer’s promptness in submitting for amnesty, the applicable tax rate will be 25% or 35%.

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Proposed EU Savings Tax Directive
     On June 3, 2003, the Council of the European Union (Ecofin) approved a directive regarding the taxation of interest income. By provisions implementing the directive, each EU Member State must require paying agents established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

     For a transitional period, Austria, Belgium and Luxembourg may opt instead to withhold tax from interest payments within the meaning of the directive at a rate of 15% for the first three years, i.e. starting July 1, 2005, if the provisions of the directive are applied as scheduled, of 20% as from July 1, 2008 and 35% as from July 1, 2011.

     The member states shall apply the respective provisions as from July 1, 2005 provided that (i) Switzerland, Liechtenstein, San Marino, Monaco and Andorra apply from that same date measures equivalent to those contained in the directive, in accordance with agreements entered into by them with the European Community and (ii) also all the relevant dependent or associated territories (the Channel Islands, the Isle of Man and the dependent or associated territories in the Caribbean) apply from that same date an automatic exchange of information or, during the transitional period described above, apply a withholding tax in the described manner. The Council shall adopt a new date for the application of the provisions unless it decides at the latest on December 31, 2004 that the conditions will be met in time.

     On January 26 , 2004, the German Federal Government enacted the provisions for implementing the directive regarding the taxation of the interest income approved by the Council of the European Union. In view of the aforementioned conditions, however, it is presently not possible to predict when the directive will ultimately be applicable.

     Holders who are individuals should note that, if this directive is applicable, the Issuer will not pay additional amounts under the Terms and Conditions of the Notes in respect of any withholding tax imposed as a result thereof.

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UNITED STATES TAXATION
     This section describes the material United States federal income tax consequences of owning the Securities and is the opinion of Sullivan & Cromwell LLP, special tax counsel to Rentenbank. It applies to you only if you hold your Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

a dealer in securities or currencies,
a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a bank,
a life insurance company,
a tax-exempt organization,
a person that owns Securities that are a hedge or that are hedged against interest rate or currency risks, a person that owns Securities as part of a straddle or conversion transaction for tax purposes, or a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
     This section deals only with Securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning Securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     If a partnership holds the Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Securities.

Please consult your own tax advisor concerning the consequences of owning these Securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders
     This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a Security and you are for United States federal income tax purposes:

a citizen or resident of the United States,
a domestic corporation,
an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “— United States Alien Holders” below.

Payments of Interest
Except as described below in the case of interest on a discount Security that is not qualified stated interest, each as defined below under “— Original Issue Discount — General”, you will be taxed on any interest on your
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Security, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

     Interest paid by us on the Securities and original issue discount, if any, accrued with respect to the Securities (as described below under “Original Issue Discount”) constitutes income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest paid and original issue discount accrued in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid and original issue discount accrued in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

     Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

     Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

     If you elect the second method, you will determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

     When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your Security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount
     General. If you own a Security, other than a short-term Security with a term of one year or less, it will be treated as a discount Security issued at an original issue discount or “OID” if the amount by which the Security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a Security’s issue price will be the first price at which a substantial amount of Securities included in the issue of which the Security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A Security’s stated redemption price at maturity is the total of all payments provided by the Security that are not payments of qualified stated interest. Generally, an interest payment on a Security is qualified stated interest if it is one of a series of stated interest payments on a Security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the Security. There are special rules for variable rate Securities that are discussed under “— Variable Rate Securities”.

     In general, your Security is not a discount Security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your Security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your Security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the Security, unless you make the election described below under “— Election to Treat All Interest

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as Original Issue Discount”. You can determine the includible amount with respect to each such payment by multiplying the total amount of your Security’s de minimis original issue discount by a fraction equal to:

the amount of the principal payment made
divided by:
the stated principal amount of the Security.
     Generally, if your discount Security matures more than one year from its date of issue, you must include OID in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your Security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount Security for each day during the taxable year or portion of the taxable year that you hold your discount Security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount Security and you may vary the length of each accrual period over the term of your discount Security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount Security must occur on either the first or the final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:
multiplying your discount Security’s adjusted issue price at the beginning of the accrual period by your Security’s yield to maturity, and then subtracting from this figure the sum of the payments of qualified stated interest on your Security allocable to the accrual period.
     You must determine the discount Security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount Security’s adjusted issue price at the beginning of any accrual period by:

adding your discount Security’s issue price and any accrued OID for each prior accrual period, and then subtracting any payments previously made on your discount Security that were not qualified stated interest payments.
     If an interval between payments of qualified stated interest on your discount Security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:
the amount payable at the maturity of your Security, other than any payment of qualified stated interest, and your Security’s adjusted issue price as of the beginning of the final accrual period.
     Acquisition Premium. If you purchase your Security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your Security after the purchase date but is greater than the amount of your Security’s adjusted issue price, as determined above under “— General”, the excess is acquisition premium. If you do not make the election described below under “— Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by a fraction equal to:

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the excess of your adjusted basis in the Security immediately after purchase over the adjusted issue price of the Security divided by:
the excess of the sum of all amounts payable, other than qualified stated interest, on the Security after the purchase date over the Security’s adjusted issue price.
Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your Security by the amount of pre-issuance accrued interest if:
a portion of the initial purchase price of your Security is attributable to pre-issuance accrued interest, the first stated interest payment on your Security is to be made within one year of your Security’s issue date, and the payment will equal or exceed the amount of pre-issuance accrued interest.
If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your Security.
     Securities Subject to Contingencies Including Optional Redemption. Your Security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your Security by assuming that the payments will be made according to the payment schedule most likely to occur if:

the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and one of such schedules is significantly more likely than not to occur.
     If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your Security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus Supplement.

     Notwithstanding the general rules for determining yield and maturity, if your Security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the Security under an alternative payment schedule or schedules, then:

in the case of an option or options that we may exercise, we will be deemed to exercise or not to exercise an option or combination of options in the manner that minimizes the yield on your Security and in the case of an option or options that you may exercise, you will be deemed to exercise or not to exercise an option or combination of options in the manner that maximizes the yield on your Security.

     If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your Security for the purposes of those calculations by using any date on which your Security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your Security as the principal amount payable at maturity.

     If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your Security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your Security by treating your Security as having been retired and reissued on the date of the change in circumstances for an amount equal to your Security’s adjusted issue price on that date.

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     Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your Security using the constant-yield method described above under “— General”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “— Securities Purchased at a Premium”, or acquisition premium.

If you make this election for your Security, then, when you apply the constant-yield method:
the issue price of your Security will equal your cost,
the issue date of your Security will be the date you acquired it, and no payments on your Security will be treated as payments of qualified stated interest.
     Generally, this election will apply only to the Security for which you make it; however, if the Security has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount Security, you will be treated as having made the election discussed below under “Market Discount” to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a Security or the deemed elections with respect to amortizable bond premium or market discount Securities without the consent of the Internal Revenue Service.

Variable Rate Securities. Your Security will be a variable rate Security if:
your Security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:
0.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or
15 percent of the total noncontingent principal payments; and
your Security provides for stated interest, compounded or paid at least annually, only at:
one or more qualified floating rates,
a single fixed rate and one or more qualified floating rates, a single objective rate, or
a single fixed rate and a single objective rate that is a qualified inverse floating rate.
Your Security will have a variable rate that is a qualified floating rate if:
variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your Security is denominated; or
the rate is equal to such a rate multiplied by either:
a fixed multiple that is greater than 0.65 but not more than 1.35 or a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and
the value of the rate on any date during the term of your Security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

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     If your Security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the Security, the qualified floating rates together constitute a single qualified floating rate.

     Your Security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Security or are not reasonably expected to significantly affect the yield on the Security.

Your Security will have a variable rate that is a single objective rate if:
the rate is not a qualified floating rate,
the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and the value of the rate on any date during the term of your Security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

     Your Security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your Security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your Security’s term.

An objective rate as described above is a qualified inverse floating rate if:
the rate is equal to a fixed rate minus a qualified floating rate and the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.
     Your Security will also have a single qualified floating rate or an objective rate if interest on your Security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Security that do not differ by more than 0.25 percentage points or the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.
     In general, if your variable rate Security provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your Security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your Security.

     If your variable rate Security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your Security by:

determining a fixed rate substitute for each variable rate provided under your variable rate Security, constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above, determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and adjusting for actual variable rates during the applicable accrual period.
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     When you determine the fixed rate substitute for each variable rate provided under the variable rate Security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your Security.

     If your variable rate Security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate Security will be treated, for purposes of the first three steps of the determination, as if your Security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate Security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

     Short-Term Securities. In general, if you are an individual or other cash basis United States holder of a short-term Security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term Securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term Security will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term Securities, you will be required to defer deductions for interest on borrowings allocable to your short-term Securities in an amount not exceeding the deferred income until the deferred income is realized.

     When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term Security, including stated interest, in your short-term Security’s stated redemption price at maturity.

     Foreign Currency Discount Securities. If your discount Security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount Security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “— United States Holders - Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your Security.

Market Discount You will be treated as if you purchased your Security, other than a short-term Security, at a market discount, and your Security will be a market discount Security if:
in the case of an initial purchaser, you purchase your Security for less than its issue price as determined above under “— General” and in the case of all purchasers, the difference between the Security’s stated redemption price at maturity or, in the case of a discount Security, the Security’s revised issue price, and the price you paid for your Security is equal to or greater than 1/4 of 1 percent of your Security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the Security’s maturity. To determine the revised issue price of your Security for these purposes, you generally add any OID that has accrued and that has not been paid on your Security to its issue price.

     If your Security’s stated redemption price at maturity or, in the case of a discount Security, its revised issue price, exceeds the price you paid for the Security by less than 1/4 of 1 percent multiplied by the number of complete years to the Security’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

     You must treat any gain you recognize on the maturity or disposition of your market discount Security as ordinary income to the extent of the accrued market discount on your Security. Alternatively, you may elect to

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include market discount in income currently over the life of your Security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount Security and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your Security in an amount not exceeding the accrued market discount on your Security until the maturity or disposition of your Security.

     You will accrue market discount on your market discount Security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the Security with respect to which it is made and you may not revoke it.

Securities Purchased at a Premium
If you purchase your Security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your Security by the amount of amortizable bond premium allocable to that year, based on your Security’s yield to maturity. If your Security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your Security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.
Purchase, Sale and Retirement of the Securities Your tax basis in your Security will generally be the U.S. dollar cost, as defined below, of your Security, adjusted by:
adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your Security, and then subtracting any payments on your Security that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on your Security.
     If you purchase your Security with foreign currency, the U.S. dollar cost of your Security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your Security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your Security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

     You will generally recognize gain or loss on the sale or retirement of your Security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your Security. If your Security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the note is disposed of or retired, except that in the case of a note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your Security, except to the extent:
described above under “Original Issue Discount — Short-Term Securities” or “Market Discount”,
attributable to accrued but unpaid interest that has not previously been included in your taxable income, the rules governing contingent payment obligations apply, or attributable to changes in exchange rates as described below.
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Capital gain of a non-corporate United States holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.
     You must treat any portion of the gain or loss that you recognize on the sale or retirement of a Security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars
     If you receive foreign currency as interest on your Security or on the sale or retirement of your Security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase Securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss from sources within the United States.

Indexed Securities
     The applicable prospectus Supplement will discuss any special United States federal income tax rules with respect to Securities the payments on which are determined by reference to any index and other Securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate Securities.

United States Alien Holders
     This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are the beneficial owner of a Security and are, for United States federal income tax purposes:

a nonresident alien individual,
a foreign corporation, or
an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a Security.
If you are a United States holder, this subsection does not apply to you.
     Subject to the discussion of backup withholding below, if you are a United States alien holder of a Security, interest on a Security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or you both have an office or other fixed place of business in the United States to which the interest is attributable and derive the interest in the active conduct of a banking, financing or similar business within the United States.

     Purchase, Sale, Retirement and Other Disposition of the Securities. If you are a United States alien holder of a Security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a Security unless:

the gain is effectively connected with your conduct of a trade or business in the United States or you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.
     For purposes of the United States federal estate tax, the Securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

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Information Reporting and Backup Withholding
     A United States holder (and a United States Alien holder that holds Securities in connection with a United States trade or business) will be required to report a foreign currency exchange loss recognized with respect to the foreign currency denominated Securities (under any of the rules discussed above) on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds certain thresholds. For individuals or trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning or disposing of Securities.

If you are a non-corporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:
payments of principal, any premium or interest (including OID) on your Security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and the payment of the proceeds from the sale of a Security effected at a United States office of a broker.
Additionally, backup withholding will apply to such payments if you are a non-corporate United States holder that:
fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.
If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:
payments of principal, any premium or interest (including OID) made to you outside the United States by us or another non-United States payor and other payments of principal, any premium or interest (including OID) and the payment of the proceeds from the sale of a Security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:
an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person, or other documentation upon which it may rely to treat the payments as made to a non-United States person that is for United States federal income tax purposes, the beneficial owner of the payment or the Securities in accordance with U.S. Treasury regulations, or you otherwise establish an exemption.
     Payment of the proceeds from the sale of a Security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a Security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

the proceeds are transferred to an account maintained by you in the United States, the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
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the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a Security effected at a foreign office of a broker will be subject to information reporting if the broker is:
a United States person,
a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or a foreign partnership, if at any time during its tax year:
one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

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PLAN OF DISTRIBUTION

     Rentenbank may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters, as the case may be, in connection with the Securities offered thereby. Each prospectus supplement with respect to Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents, the price of such Securities or the basis on which the price will be determined and the net proceeds to Rentenbank from such sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from Rentenbank or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions for the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discount or commission received by them from Rentenbank and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Act”). Any such underwriter or agent will be identified, and any such compensation received from Rentenbank will be described, in the prospectus supplement.

     If underwriters are used in the sale, Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may be sold directly by Rentenbank to one or more purchasers, or through agents designated by Rentenbank from time to time. Any agent involved in the offer or sale of Securities will be named, and any commissions payable by Rentenbank to such agents will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Under agreements which may be entered into by Rentenbank, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by Rentenbank against certain liabilities, including liabilities under the Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for Rentenbank in the ordinary course of business.

     If so indicated in the prospectus supplement, Rentenbank will authorize underwriters or other persons acting as Rentenbank’s agents to solicit offers by certain institutions to purchase Securities from Rentenbank pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Rentenbank. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchase is subject. The underwriters and such other agents will not have any responsibility in respect to the validity or performance of such contracts.

     Limitations on sales to United States persons of Securities sold in bearer form, if any, will be described in the prospectus supplement relating thereto.

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VALIDITY OF THE SECURITIES

     The validity of each series of Securities will be passed upon on behalf of Rentenbank by the in-house legal advisors of Rentenbank. The validity of each series of Securities will also be passed upon by Jones Day. Jones Day may rely as to all matters of German law on the opinion of the in-house legal advisors of Rentenbank. The in-house legal advisors of Rentenbank may rely as to all matters of United States Federal and New York law on the opinion of Jones Day. All statements in this prospectus with respect to the institutional liability of the Federal Republic have been passed upon by the in-house legal advisors of Rentenbank, and are included upon their authority.

LIMITATIONS ON ACTIONS AGAINST THE FEDERAL REPUBLIC

     The Federal Republic will not waive any immunity from jurisdiction or appoint an agent in the United States for service of process for any purposes; the Federal Republic is, however, subject to suit in competent courts in Germany. The United States Foreign Sovereign Immunities Act may provide an effective means of service and preclude granting sovereign immunity in actions in the United States arising out of or based on the United States federal securities laws. Under that Act, execution upon the property of the Federal Republic in the United States to enforce a judgment is limited to an execution upon property of the Federal Republic used for the commercial activity on which the claim was based. A judgment of a United States state or federal court may not be enforceable in a German court if based on jurisdiction based on the United States Foreign Sovereign Immunities Act or if based on the United States federal securities laws or if such enforcement would otherwise violate German public policy or be inconsistent with German procedural law. Under the laws of the Federal Republic, the property of the State is not subject to attachment or to seizure. See also “Responsibility of the Federal Republic for Rentenbank”.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST RENTENBANK

     We are located in Germany and the members of the Management Board and the Advisory Board, as well as the experts and governmental officials referred to in this prospectus, are nonresidents of the United States, and all or a substantial portion of the assets of Rentenbank and of certain of such other persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service within the United States upon such persons, or to realize in the United States upon judgment of United States courts against such persons, including judgments predicated upon civil liabilities under the United States securities laws. There may be doubt as to the enforceability in the German courts in original actions of liabilities predicated upon such securities laws and as to the enforceability in such courts of judgments of United States courts including judgments imposing liabilities predicated upon such securities laws.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

     The name and address of the authorized representative of Rentenbank and the Federal Republic in the United States for purposes of the Securities Act is German American Chamber of Commerce Inc., 12 East 49th Street, 24th Floor - Sky Lobby, New York, NY 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

     The information set forth in this prospectus or incorporated in this prospectus by reference relating to the Federal Republic is stated by Dietrich Jahn in his official capacity as Ministerialdirigent in the Federal Ministry of Finance. The documents referred to in the information incorporated herein by reference relating to the Federal Republic as being the sources of financial or statistical data set forth therein are in all cases official public documents of the Federal Republic or its agencies, with the exception of the International Financial Statistics of the International Monetary Fund, the Annual Report of the European Investment Bank and documents released by the European Union on its website, which are official public documents of these international organizations.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Expenses
     Expenses, other than underwriting discounts and commissions, payable by Rentenbank in connection with the issuance and sale of the securities are estimated as follows:

SEC Registration Fee	$306,903
Blue Sky Fees and Expenses	30,000
Printing Costs	40,000
Legal Fees and Expenses	500,000
Auditors’ Fees and Expenses	75,000
Fiscal Agent, Registrar and Paying Agent Fees	17,000
Miscellaneous	6,097

Total	$975,000

Undertakings
The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Contents
This Registration Statement consists of:
(1)	Facing Sheet
(2)	Part I, consisting of the prospectus
(3)	Part II, consisting of pages numbered II-1 to II-6
(4)

The following exhibits:

1.1 Form of Underwriting Agreement Standard Provisions for the Securities (filed as Exhibit 1.1 to Rentenbank’s Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-98953) and incorporated herein by reference)

3.1 Governing law of August 22, 2003 (with English Translation) (filed as Exhibit 3.1 to Rentenbank’s Post-Effective Amendment No. 1 to Registration Statement under Schedule B of the Securities Act of 1933 (Registration No.333-106968) and incorporated herein by reference)

3.2 Statutes of Landwirtschaftliche Rentenbank of July 15, 2004 (with English translation) (filed as Exhibit (h) to Rentenbank’s Amendment No. 1 to Annual Report on Form 18-K/A for the fiscal year ended December 31, 2003 (File No.333-13710) and incorporated herein by reference)

3.3 Law on the Rentenbank Land Charge of May 11, 1949 (with English translation) (filed as Exhibit 3.3 to Rentenbank’s Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-98953) and incorporated herein by reference)

4.1 Fiscal Agency Agreement for the Securities between Rentenbank and Bankers Trust Company (including form of the Security) dated October 16, 2001 (filed as Exhibit 4.1 to Rentenbank’s Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-98953) and incorporated herein by reference)

4.2 Form of the Security (included in Exhibit 4.1)

5.1 Opinion (including consent) of the in-house legal advisors of Rentenbank, in respect of the legality of the issue of the Securities

5.2 Opinion (including consent) of Jones Day in respect of the legality of the issue of the Securities

8.1 Opinion (including consent) of Sullivan & Cromwell LLP in respect of specified United States federal income tax matters

23.1 Consent of Dietrich Jahn, Ministerialdirigent (included on p. II-4)

23.2 Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

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SIGNATURE OF REGISTRANT

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Landwirtschaftliche Rentenbank, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Frankfurt am Main, Federal Republic of Germany, on December 17, 2004.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Hans Jürgen Ploog

	Name:	Hans Jürgen Ploog
	Title:	Member of the Management
Board

By:	/s/ Martin Middendorf

	Name:	Martin Middendorf
	Title:	Vice President

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SIGNATURE OF THE FEDERAL REPUBLIC OF GERMANY

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Federal Republic of Germany, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Berlin, Federal Republic of Germany, on December 17, 2004.*

FEDERAL REPUBLIC OF GERMANY

By:	/s/ Dietrich Jahn

Dietrich Jahn
Ministerialdirigent

________________________

     * Consent is hereby given to the use of the name of the undersigned and the making of statements with respect to him under the caption "Official Statements and Documents" in the Prospectus included in the Registration Statement.

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SIGNATURE OF AUTHORIZED AGENT

     Pursuant to the requirements of the Securities Act of 1933, as amended, the duly authorized agent of Landwirtschaftliche Rentenbank and the Federal Republic of Germany in the United States, has signed this Registration Statement on December 17, 2004.

GERMAN AMERICAN CHAMBER OF COMMERCE INC.

By:	/s/ Manfred Dransfeld

	Name:	Manfred Dransfeld
	Title:	President and CEO

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INDEX TO EXHIBITS

Exhibit	Description of Exhibit

1.1	Form of Underwriting Agreement Standard Provisions for the Securities (filed as Exhibit 1.1 to Rentenbank’s Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-98953) and incorporated herein by reference)

3.1	Governing law of August 22, 2003 (with English Translation) (filed as Exhibit 3.1 to Rentenbank’s Post-Effective Amendment No. 1 to Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-106968) and incorporated herein by reference)

3.2	Statutes of Landwirtschaftliche Rentenbank of July 15, 2004 (with English translation) (filed as Exhibit (h) to Rentenbank’s Amendment No. 1 to Annual Report on Form 18-K/A for the fiscal year ended December 31, 2003 (File No. 333-13710) and incorporated herein by reference)

3.3	Law on the Rentenbank Land Charge of May 11, 1949 (with English translation) (filed as Exhibit 3.3 to Rentenbank’s Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-98953) and incorporated herein by reference)

4.1	Fiscal Agency Agreement for the Securities between Rentenbank and Bankers Trust Company (including form of the Security) dated October 16, 2001 (filed as Exhibit 4.1 to Rentenbank’s Registration Statement under Schedule B of the Securities Act of 1933 (Registration No. 333-98953) and incorporated herein by reference)

4.2	Form of the Security (included in Exhibit 4.1)

5.1	Opinion (including consent) of the in-house legal advisors of Rentenbank, in respect of the legality of the issue of the Securities

5.2	Opinion (including consent) of Jones Day in respect of the legality of the issue of the Securities

8.1	Opinion (including consent) of Sullivan & Cromwell LLP in respect of specified United States federal income tax matters

23.1	Consent of Dietrich Jahn, Ministerialdirigent (included on p. II-4)

23.2	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft